UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).

                               (AMENDMENT NO. 2)*

                       FIRST VIRTUAL HOLDINGS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
                      -------------------------------------
                                 (CUSIP Number)

      RONALD FISHER                                 STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                             SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                             125 BROAD STREET
  NEWTON CENTER, MA 02159                             NEW YORK, NY 10004
      (617) 928-9300                                    (212) 558-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)
                                  JUNE 12, 1998
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

                         (Continued on following pages)

                               (Page 1 of 10 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).                                                          SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP NO.  337486 10 4                                       PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER
  SHARES
BENEFICIALLY          20,326,213(1)(2)
 OWNED BY        ---------------------------------------------------------------
   EACH          8    SHARED VOTING POWER
 REPORTING
  PERSON              4,979,611(2)
   WITH          ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      20,326,213(1)(2)
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,305,824(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     81.9%(1)(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
     (1) Such number of shares and percentage are estimated and are subject to increase as described in Item 5.
     (2) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO.  337486 10 4                                       PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK TECHNOLOGY VENTURES IV L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER
  SHARES
BENEFICIALLY          8,286,892(1)
 OWNED BY        ---------------------------------------------------------------
   EACH          8    SHARED VOTING POWER
 REPORTING
  PERSON              4,979,611(1)
   WITH          ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      8,286,892(1)
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,266,503(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
     (1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  337486 10 4                                       PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER
  SHARES
BENEFICIALLY          20,326,213(1)(2)
 OWNED BY        ---------------------------------------------------------------
   EACH          8    SHARED VOTING POWER
 REPORTING
  PERSON              4,979,611(2)
   WITH          ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      20,326,213(1)(2)
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,305,824(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     81.9%(1)(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
     (1) Such number of shares and percentage are estimated and are subject to increase as described in item 5.
     (2) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  337486 10 4                                       PAGE 5 OF 10 PAGES
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     MASAYOSHI SON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER
  SHARES
BENEFICIALLY          20,326,213(1)(2)
 OWNED BY        ---------------------------------------------------------------
   EACH          8    SHARED VOTING POWER
 REPORTING
  PERSON              4,979,611(2)
   WITH          ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      20,326,213(1)(2)
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,305,824(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     81.9%(1)(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
     (1) Such number of shares and percentage are estimated and are subject to increase as described in Item 5.
     (2) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  337486 10 4                                       PAGE 6 OF 10 PAGES
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     STV IV LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF       7    SOLE VOTING POWER
  SHARES
BENEFICIALLY          8,286,892(1)
 OWNED BY        ---------------------------------------------------------------
   EACH          8    SHARED VOTING POWER
 REPORTING
  PERSON              4,979,611(1)
   WITH          ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER

                      8,286,892(1)
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,266,503(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.1%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
     (1) See Item 5.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  337486 10 4                                       PAGE 7 OF 10 PAGES
--------------------------------------------------------------------------------

         SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK, Son, and STV hereby amend and supplement the Statement on Schedule 13D originally filed by the Reporting Persons on May 11, 1998, as amended on June 4, 1998 (as amended, the "Statement"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Virtual Holdings Incorporated, a Delaware corporation (the "Company").

         The descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended and supplemented, and incorporated by reference herein. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Statement.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by incorporation of the information set forth in Item 6 with respect to the Supplementary Purchase Agreement (as defined herein).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) and (b). SOFTBANK Technology.

         SOFTBANK Technology may be deemed to be the beneficial owner of 8,286,892 shares of Common Stock consisting of (i) 5,000,000 shares of Common Stock that it will, subject to the satisfaction of the conditions set forth therein, have the right to acquire from the Company pursuant to the Purchase Agreement, (ii) 312,500 shares of Common Stock that it will, subject to the satisfaction of the conditions set forth therein, have the right to acquire from the Company pursuant to the Supplementary Purchase Agreement and (iii) 2,974,392 shares that, subject to the satisfaction of the conditions set forth therein, it will have the right to acquire upon exercise of the Options to purchase Preferred Shares pursuant to the Option Agreement and conversion of such Preferred Shares into shares of Common Stock pursuant to the Conversion Agreement. Upon consummation of the transactions contemplated by the Purchase Agreement, the Supplementary Purchase Agreement, the Option Agreement and the Conversion Agreement, SOFTBANK Technology will have sole voting power and sole dispositive power with respect to 8,286,892 shares. In addition, pursuant to the Stockholders' Agreement and the proxies delivered thereunder as described in
Item 4, SOFTBANK Technology may be deemed to beneficially own 4,979,611 shares of Common Stock inasmuch as the holders thereof have granted a representative of SOFTBANK Technology an irrevocable proxy to vote such shares as described in
Item 4. Similar proxy rights with respect to such 4,979,611 shares of Common Stock have been granted to SOFTBANK Holdings. Accordingly, SOFTBANK Technology may be deemed to have shared voting power with respect to such 4,979,611 shares of Common Stock. As a result of the foregoing, SOFTBANK Technology may be deemed to be the beneficial owner of an aggregate of 13,266,503 shares of Common Stock, comprising 66.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30, 1998, as disclosed by the Company in its Proxy Statement, dated June 4, 1998 (the "Proxy Statement"), and calculated as provided by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

         STV.

         As a general partner of SOFTBANK Technology, STV may be deemed to be the beneficial owner of 13,266,503 shares of Common Stock, comprising 66.1% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30, 1998, as disclosed by the Company in the Proxy Statement, and calculated as provided by Rule 13d-3 under the Exchange Act). Upon consummation of the transactions contemplated by the Purchase Agreement, the Supplementary Purchase Agreement, the Option Agreement and the Conversion Agreement, STV will have the sole voting power and sole dispositive power with respect to 8,286,892 shares of Common Stock. In addition, STV may be deemed to have shared voting power with respect to 4,979,611 shares of Common Stock.

        SOFTBANK Holdings.

         As the sole equityholder of STV, SOFTBANK Holdings may be deemed to be the beneficial owner of 13,266,503 shares of Common Stock and to have sole voting power and sole dispositive power (subject to consummation of the transactions

CUSIP NO.  337486 10 4                                       PAGE 8 OF 10 PAGES
--------------------------------------------------------------------------------


contemplated by the Purchase Agreement, the Supplementary Purchase Agreement, the Option Agreement and the Conversion Agreement) with respect to 8,286,892 shares of Common Stock and shared voting power with respect to 4,979,611 shares of Common Stock. In addition, SOFTBANK Holdings may be deemed to be the beneficial owner of (i) 5,000,000 shares of Common Stock that it will, subject to the satisfaction of the conditions set forth therein, have the right to purchase from the Company pursuant to the Purchase Agreement, (ii) 312,500 shares of Common Stock that it will, subject to the satisfaction of conditions set forth therein, have the right to acquire from the Company pursuant to the Supplementary Purchase Agreement and (iii) 2,983,488 shares of Common Stock that it will have the right to acquire upon exercise of the Options to purchase Preferred Shares pursuant to the Option Agreement and conversion of such Preferred Shares into Common Stock pursuant to the Conversion Agreement, (iv) 1,200,000 shares of Common Stock that it has the right to acquire pursuant to the Promissory Note and Stock Purchase Agreement and (v) approximately 2,543,333 shares of Common Stock that it will have the right to acquire through purchase of the Promissory Notes and conversion of such Promissory Notes into Common Stock pursuant to the Conversion Agreement. As a result of the foregoing, SOFTBANK Holdings may be deemed to be the beneficial owner of an aggregate of 25,305,824 shares of Common Stock, comprising 81.9% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30, 1998, as disclosed by the Company in the Proxy Statement, and calculated as provided by Rule 13d-3 under the Exchange Act), and may be deemed to have sole voting power and sole dispositive power (assuming consummation of the transactions described in this Statement) with respect to 20,326,213 shares of Common Stock and to have shared voting power with respect to 4,979,611 shares of Common Stock.

         SOFTBANK; Son.

         As the parent of SOFTBANK Holdings and the direct and indirect owner of an approximate 50% interest of SOFTBANK, respectively, SOFTBANK and Son may each be deemed to be the beneficial owner of an aggregate of 25,305,824 shares of Common Stock, comprising 81.9% of the Common Stock (based on the number of shares of Common Stock outstanding as of April 30,1998, as disclosed by the Company in the Proxy Statement, and calculated as provided by Rule 13d-3 under the Exchange Act) and may be deemed to have sole voting power and sole dispositive power (assuming consummation of the transactions described in this Statement) with respect to 20,326,213 shares of Common Stock and to have shared voting power with respect to 4,979,611 shares of Common Stock.

         (C). None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2 or 3 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

         (D) AND (E). Not applicable.

         Pursuant to the Conversion Agreement, the actual number of shares of Common Stock that may be issued upon conversion of the Promissory Notes will be equal to (i) the principal amount thereof ($1,200,000) and accrued interest thereon to the date of conversion divided by (ii) $0.60. The calculations set forth in this Item 5 are based on the accrued interest on the Promissory Notes as of April 15, 1998, as estimated by the Company, of approximately $326,000. Interest accrues on the Promissory Notes at the rate of 8.0% per annum. Accordingly, although the number of shares of Common Stock to be issued upon conversion of the Promissory Notes is not currently determinable, the number of such shares will increase by approximately 438 shares for each day following April 15, 1998 until the date such conversion is effected.

         None of the Reporting Persons has the right to vote or dispose of any of the shares that it may acquire pursuant to the Purchase Agreement, the Supplementary Purchase Agreement, the Option Agreement, the Promissory Note and Stock Purchase Agreement and the Conversion Agreement unless and until the transactions contemplated thereby are consummated. Such transactions are subject to conditions precedent, including approval by stockholders of the Company holding a majority of the outstanding shares of Common Stock. There can be no assurance that such transactions will be consummated.

         By virtue of the Voting Agreement described in Item 6, pursuant to which Mr. Stein, Mrs. Stein, Paymentech and First USA have agreed with SOFTBANK Holdings and SOFTBANK Technology to vote their shares in furtherance of certain mutual agreements, SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK, Son and STV may be deemed to have shared power to vote the Capital Stock over which Mr. Stein, Mrs. Stein, Paymentech and First USA have or share the power to vote. As of April 30, 1998, the aggregate number of shares beneficially owned by Mr. Stein, Mrs. Stein, Paymentech and First USA was 3,321,217, representing 28.2% of the outstanding Capital Stock of the Company.

CUSIP NO.  337486 10 4                                       PAGE 9 OF 10 PAGES
--------------------------------------------------------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following after the third paragraph:

         The Company, SOFTBANK Holdings and SOFTBANK Technology entered into a Supplementary Purchase Agreement, dated as of June 12, 1998 (the "Supplementary Purchase Agreement"), pursuant to which SOFTBANK Holdings and SOFTBANK Technology each severally agreed to purchase an additional 312,500 shares of Common Stock (the "Additional Shares") from the Company for a purchase price of $1.20 per share. The consummation of the sale of the Additional Shares is contingent, among other things, on (i) approval by the Company's stockholders of the issuance of the Additional Shares to be sold and (ii) the prior or concurrent consummation of the transactions contemplated by the Purchase Agreement and the Related Transactions (as defined in the Purchase Agreement). The material terms of the Supplementary Purchase Agreement are otherwise similar to those of the Purchase Agreement. All references to the Supplementary Purchase Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit J hereto and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and supplemented by the addition of the following:

         Exhibit J  Supplementary Purchase Agreement, dated as of June 12, 1998, by and among the Company, SOFTBANK Holdings and SOFTBANK Technology.

CUSIP NO.  337486 10 4                                      PAGE 10 OF 10 PAGES
--------------------------------------------------------------------------------


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 1998                        SOFTBANK HOLDINGS INC.


                                     By: /s/ Ronald D. Fisher
                                        ---------------------------------------
                                             Name:  Ronald D. Fisher
                                             Title: Vice Chairman


                                     SOFTBANK TECHNOLOGY VENTURES IV L.P.


                                     By:     STV IV LLC
                                             Its General Partner


                                             By: /s/ Gary Rieschel
                                                -------------------------------
                                             Name:  Gary Rieschel
                                             Title: Executive Managing Director

                                     SOFTBANK CORPORATION


                                     By: /s/ Ronald D. Fisher
                                        ---------------------------------------
                                             Name:  Ronald D. Fisher
                                             Title: Attorney-in-Fact


                                     MASAYOSHI SON


                                     By: /s/ Ronald D. Fisher
                                        ---------------------------------------
                                             Name:  Ronald D. Fisher
                                             Title: Attorney-in-Fact


                                     STV IV LLC


                                     By: /s/ Gary Rieschel
                                        ---------------------------------------
                                             Name:  Gary Rieschel
                                             Title: Executive Managing Director